Exhibit 99.1

dLocal Reports 2025 Second Quarter Financial Results

TPV at record high of US$9.2 billion, growing more than 50% YoY for the third consecutive quarter.

Brazil and Mexico posted solid results, while growth remains fastest in the rest of our geographies, leading to increased diversification.

Consistent operational leverage with Adjusted EBITDA over Gross Profit increasing for the fifth straight quarter (71% for the second quarter of 2025).

Continued strong cash flow generation with US$48 million of FCF (free cash flow).

Upward adjustment on our full-year 2025 guidance for TPV, Revenue, Gross Profit and Adjusted EBITDA.

Montevideo, Uruguay, August 13, 2025 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform, today announced its financial results for the second quarter ended June 30, 2025.

dLocal’s management team will host a conference call and audio webcast on August 13, 2025 at 5:00 p.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

“We are pleased to report another quarter of solid growth and disciplined execution, with significant acceleration across our key financial metrics. These results are a testament to our high-growth, expanding margin, and healthy free cash flow business model, and they demonstrate the substantial value we provide to our merchants,” said Pedro Arnt, CEO of dLocal.

Governance changes

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Board of Directors structure change: we are committed to transitioning to a majority independent Board. We have begun the search for additional independent directors, and we are also constituting Nominating & Corporate Governance and Compensation Committees.
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Cancellation of treasury shares: we will cancel the treasury shares currently held on our balance sheet, underscoring our ability to deliver strong growth while returning excess capital to shareholders.

2025 guidance update (year-over-year growth rates versus 2024):

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TPV: 40%-50% YoY
•
Revenue: 30%-40% YoY
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Gross profit: 27.5%-37.5% YoY
•
Adjusted EBITDA: 40%-50% YoY

Our updated guidance reflects the strong performance in the first half of the year and the sustained momentum anticipated across our business. While we remain optimistic, we encourage careful consideration of the outlined risks:

The evolving macroeconomic, currency and trade landscape globally and its potential impact on emerging markets.

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The recent increase in tariffs in Mexico, along with potential trade barriers in other markets.
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Shifting fiscal regimes in Brazil.
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The potential for currency devaluations and/or changes in FX regimes in Argentina and Egypt.

Second quarter 2025 financial highlights

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

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Total Payment Volume (“TPV”) reached a record US$9.2 billion in the second quarter, up 53% year-over-year compared to US$6.0 billion in the second quarter of 2024 and up 14% compared to US$8.1 billion in the first quarter of 2025. In constant currency, TPV growth for the period would have been 65% year-over-year.
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Revenues amounted to US$256.5 million, up 50% year-over-year compared to US$171.3 million in the second quarter of 2024 and up 18% compared to US$216.8 million in the first quarter of 2025. The quarter-over-quarter increase, exceeding TPV growth, was driven by a higher share of pay-ins. This positive result was partly offset by Egypt, where we experienced a partial volume loss due to a large merchant implementing redundancies in the market in addition to lower FX spreads as a result of the currency devaluation. In constant currency, revenue growth for the period would have been 63% year-over-year.
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Gross profit was US$98.9 million in the second quarter of 2025, up 42% compared to US$69.8 million in the second quarter of 2024 and up 17% compared to US$84.9 million in the first quarter of 2025. The quarter-over-quarter comparison was primarily due to (i) performance in Brazil, given a higher share of installment payments and the recovery of one-off processing costs from the previous quarter; (ii) Argentina's strong performance, driven by higher volumes and increase in advancements, fully offsetting the impact of lower FX spreads; and (iii) performance in other Africa & Asia markets, particularly in South Africa, due to volume growth and lower processing costs. This positive result was offset by Egypt, as mentioned previously, and Other LatAm markets, that despite volume growth across various countries, were adversely affected by retry costs invoiced during this quarter in Chile and Colombia. Excluding Chile and Colombia, these markets grew 9%. In constant currency, gross profit growth for the period would have been 55% year-over-year.
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As a result, gross profit margin was 39% in this quarter, compared to 41% in the second quarter of 2024 and 39% in the first quarter of 2025.
•
Gross profit over TPV was at 1.07% decreasing from 1.16% in the second quarter of 2024 and increasing from 1.05% compared to the first quarter of 2025.
•
Operating profit was US$55.8 million, up 85% compared to US$30.2 million in the second quarter of 2024 and up 22% compared to US$45.8 million in the first quarter of 2025. Operating expenses grew by 9% year-over-year, as we continue to invest in our capabilities. On the sequential comparison, operating expenses increased by 10% quarter-over-quarter, primarily linked to increase in headcount, especially in tech, and higher third party services.
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As a result, Adjusted EBITDA was US$70.1 million, up 64% compared to US$42.7 million in the second quarter of 2024 and up 21% compared to US$57.9 million in the first quarter of 2025.
•
Adjusted EBITDA margin was 27%, compared to the 25% recorded in the second quarter of 2024 and 27% in the first quarter of 2025. Adjusted EBITDA over gross profit of 71% increased compared to 61% in the second quarter of 2024 and 68% in the first quarter of 2025, marking the fifth consecutive quarter of improvement.
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EBITDA was US$61.3 million, up 79% compared to US$34.3 million in the second quarter of 2024 and up 20% compared to US$50.9 million in the first quarter of 2025.
•
Net financial result was US$3.8 million loss, compared to a net finance gain of US$28.0 million in the second quarter of 2024 and a net finance gain of US$7.0 million in the first quarter of 2025, as explained in the Net Income section.
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Our effective income tax rate increased to 16% from 10% last quarter, as a result of higher local-to-local share of pre-tax income. As mentioned in the previous quarter, the effective tax rate in the first quarter of 2025 was favorably impacted by a one-off cost in Brazil.
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Net income for the second quarter of 2025 was US$42.8 million, or US$0.14 per diluted share, down 7% compared to a profit of US$46.2 million, or US$0.15 per diluted share, for the second quarter of 2024 and down 8% compared to a profit of US$46.7 million, or US$0.15 per diluted share for the first quarter of 2025. During the current period, net income was negatively impacted by the Argentine peso’s devaluation on our bond portfolio. Given the shifting market dynamics, we took the opportunity to expatriate funds from Argentina more efficiently, reducing our position by over 80% and reallocating to US treasuries.
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Free cash flow for the second quarter of 2025 amounted to US$48.4 million, up 156% year-over-year compared to US$19.0 million in the second quarter of 2024 and up 22% compared to US$39.7 million in the first quarter of 2025. The variation quarter-over-quarter is primarily explained by improved operational results, partially offset by higher income tax paid.
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As of June 30, 2025, dLocal had US$476.9 million in cash and cash equivalents, which includes US$253.8 million of Corporate cash and cash equivalents. The Corporate cash and cash equivalents increased by US$1.1 million from US$252.7 million as of June 30, 2024. When compared to the US$355.9 million Corporate cash and cash equivalents position as of March 31, 2025, it decreased by US$102.1 million quarter-over-quarter, explained by the payment of US$150.0 million in dividends in June 2025.

The following table summarizes our key performance metrics:

	Three months ended June 30			Six months ended June 30
	2025	2024	% change	2025	2024	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	9,212	6,035	53%	17,319	11,346	53%
Revenue	256.5	171.3	50%	473.2	355.7	33%
Gross Profit	98.9	69.8	42%	183.8	132.8	38%
Gross Profit margin	39%	41%	-2p.p	39%	37%	2p.p
Adjusted EBITDA	70.1	42.7	64%	128.0	79.5	61%
Adjusted EBITDA margin	27%	25%	2p.p	27%	22%	5p.p
Adjusted EBITDA/Gross Profit	71%	61%	10p.p	70%	60%	10p.p
Profit	42.8	46.2	-7%	89.5	64.0	40%
Profit margin	17%	27%	-10p.p	19%	18%	1p.p

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the finance income and costs, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges,other operating gain/loss,other non-recurring costs, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues. dLocal defines Adjusted EBITDA to Gross Profit Ratio as Adjusted EBITDA divided by Gross Profit. Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities. Finally, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA to net income:

$ in thousands	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Profit for the period	42,808	46,239	89,475	63,957
Income tax expense	8,188	10,060	13,450	17,174
Depreciation and amortization	5,540	4,089	10,602	7,851
Finance income and costs, net	3,785	(28,045)	(3,184)	(28,344)
Share-based payment non-cash charges	4,911	6,776	10,931	11,237
Other operating loss¹	2,480	1,553	2,902	3,372
Impairment loss / (gain) on financial assets²	1,415	76	1,801	(101)
Inflation adjustment	984	1,941	1,869	4,309
Other non-recurring costs	-	-	123	-
Adjusted EBITDA	70,111	42,689	127,969	79,455

Note: 1 The company wrote-off certain amounts mainly related to merchants/processors off-boarded by dLocal. 2 Refer to Note 17 - Trade and Other Receivables in the Financial Statements dated June 30, 2025, for detailed information.

dLocal Limited

Certain financial information

Consolidated Statements of Comprehensive Income for the three-month and six-month periods ended June 30, 2025 and 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Continuing operations
Revenues	256,458	171,279	473,217	355,709
Cost of services	(157,573)	(101,468)	(289,453)	(222,927)
Gross profit	98,885	69,811	183,764	132,782
Technology and development expenses	(7,380)	(6,408)	(14,147)	(11,873)
Sales and marketing expenses	(4,842)	(4,505)	(11,977)	(9,136)
General and administrative expenses	(27,003)	(27,074)	(51,327)	(51,406)
Impairment (loss)/gain on financial assets	(1,415)	(76)	(1,801)	101
Other operating loss	(2,480)	(1,553)	(2,902)	(3,372)
Operating profit	55,765	30,195	101,610	57,096
Finance income	11,110	29,247	23,338	47,504
Finance costs	(14,895)	(1,202)	(20,154)	(19,160)
Inflation adjustment	(984)	(1,941)	(1,869)	(4,309)
Other results	(4,769)	26,104	1,315	24,035
Profit before income tax	50,996	56,299	102,925	81,131
Income tax expense	(8,188)	(10,060)	(13,450)	(17,174)
Profit for the period	42,808	46,239	89,475	63,957

Profit attributable to:
Owners of the Group	42,810	46,244	89,440	63,952
Non-controlling interest	(2)	(5)	35	5
Profit for the period	42,808	46,239	89,475	63,957

Earnings per share (in USD)
Basic Earnings per share	0.15	0.16	0.31	0.22
Diluted Earnings per share	0.14	0.15	0.30	0.21

Other comprehensive Income

Items that are or may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	4,303	(5,604)	7,829	(6,273)
Other comprehensive income for the period, net of tax	4,303	(5,604)	7,829	(6,273)
Total comprehensive income for the period	47,111	40,635	97,304	57,684
Total comprehensive income for the period is attributable to:
Owners of the Group	47,010	40,642	97,184	57,678
Non-controlling interest	101	(7)	120	6
Total comprehensive income for the period	47,111	40,635	97,304	57,684

dLocal Limited

Certain financial information

Consolidated Condensed Interim Statements of Financial Position as of June 30, 2025 and March 31, 2025

(All amounts in thousands of U.S. dollars)

	Three months ended June 30
	2025	2025
	June 30, 2025	March 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	476,939	511,506
Financial assets at fair value through profit or loss	125,526	125,487
Trade and other receivables	487,320	477,349
Derivative financial instruments	691	463
Other assets	29,888	28,001
Total Current Assets	1,120,364	1,142,806
Non-Current Assets
Trade and other receivables	14,698	15,518
Deferred tax assets	5,961	5,468
Property, plant and equipment	4,208	4,007
Right-of-use assets	4,124	3,852
Intangible assets	68,165	65,301
Other assets	3,792	4,695
Total Non-Current Assets	100,948	98,841
TOTAL ASSETS	1,221,312	1,241,647
LIABILITIES
Current Liabilities
Trade and other payables	691,081	614,133
Lease liabilities	1,201	1,107
Tax liabilities	14,330	20,631
Derivative financial instruments	2,555	1,098
Financial liabilities	56,806	54,248
Provisions	544	543
Total Current Liabilities	766,517	691,760
Non-Current Liabilities
Deferred tax liabilities	3,918	1,862
Lease liabilities	2,697	2,825
Total Non-Current Liabilities	6,615	4,687
TOTAL LIABILITIES	773,132	696,447
EQUITY
Share Capital	587	570
Share Premium	192,820	187,671
Treasury Shares	(200,980)	(200,980)
Capital Reserve	39,241	38,556
Other Reserves	(13,190)	(17,390)
Retained earnings	429,482	536,654
Total Equity Attributable to owners of the Group	447,960	545,081
Non-controlling interest	220	119
TOTAL EQUITY	448,180	545,200
TOTAL EQUITY AND LIABILITIES	1,221,312	1,241,647

dLocal Limited

Certain interim financial information.

Consolidated Statements of Cash flows for the three-month and six-month periods ended June 30, 2025 and 2024

(All amounts in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Cash flows from operating activities
Profit before income tax	50,996	56,299	102,925	81,131
Adjustments:
Interest Income from financial instruments	(5,976)	(6,473)	(11,083)	(13,915)
Interest charges for lease liabilities	41	44	82	87
Other interests charges	1,568	1,673	2,452	1,800
Finance expense related to derivative financial instruments	3,177	2,446	3,591	12,324
Net exchange differences	9,765	(1,469)	13,908	6,168
Fair value loss/(gain) on financial assets at FVPL	(4,791)	(22,774)	(12,134)	(33,589)
Amortization of Intangible assets	5,055	3,690	9,639	7,114
Depreciation and disposals of PP&E and right-of-use	485	348	1,188	748
Share-based payment expense, net of forfeitures	4,911	6,776	10,931	11,237
Other operating gain	2,480	1,553	2,902	3,372
Net Impairment loss/(gain) on financial assets	1,415	76	1,801	(101)
Inflation adjustment and other financial results	3,180	(5,982)	9,265	(11,874)
	72,306	36,207	135,467	64,502
Changes in working capital
Increase in Trade and other receivables	(13,046)	(69,322)	8,036	(102,158)
Decrease / (Increase) in Other assets	1,176	(716)	2,200	2,503
Increase / (Decrease) in Trade and Other payables	76,948	67,268	93,294	113,232
Increase / (Decrease) in Tax Liabilities	(2,928)	8,870	(1,963)	7,750
Increase / (Decrease) in Provisions	1	(90)	44	(86)
Cash (used) / generated from operating activities	134,457	42,218	237,078	85,743
Income tax paid	(9,998)	(13,409)	(17,206)	(16,967)
Net cash (used) / generated from operating activities	124,459	28,808	219,872	68,776
Cash flows from investing activities
Acquisitions of Property, plant and equipment	(515)	(440)	(1,460)	(1,226)
Additions of Intangible assets	(7,919)	(4,842)	(14,486)	(9,864)
Acquisition of financial assets at FVPL	(92,090)	(96,841)	(133,464)	(96,841)
Collections of financial assets at FVPL	86,555	98,544	133,970	98,301
Interest collected from financial instruments	5,976	6,473	11,083	13,915
Payments for investments in other assets at FVPL	(2,500)	-	(12,500)	-
Net cash (used in) / generated investing activities	(10,493)	2,894	(16,857)	4,285
Cash flows from financing activities
Repurchase of shares	-	(81,751)	-	(81,751)
Share-options exercise paid	940	92	940	92
Dividends paid	(149,982)	-	(149,982)	-
Interest payments on lease liability	(41)	(44)	(82)	(87)
Principal payments on lease liability	(478)	26	(1,141)	(69)
Finance expense paid related to derivative financial instruments	(1,948)	(888)	(5,080)	(11,039)
Net proceeds from financial liabilities	6,223	-	12,014	-
Interest payments on financial liabilities	(3,835)	-	(6,001)	-
Other finance expense paid	(1,399)	(272)	(2,113)	(399)
Net cash used in by financing activities	(150,520)	(82,837)	(151,445)	(93,253)
Net increase in cash flow	(36,554)	(51,135)	51,570	(20,192)
Cash and cash equivalents at the beginning of the period	511,506	572,357	425,172	536,160
Net (decrease)/increase in cash flow	(36,554)	(51,135)	51,570	(20,192)
Effects of exchange rate changes on inflation and cash and cash equivalents	1,987	10,398	197	15,652
Cash and cash equivalents at the end of the period	476,939	531,620	476,939	531,620

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance are based on current management expectations and involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

media@dlocal.com